VIA EDGAR AND OVERNIGHT MAIL

September 5, 2008

Ms. Cecilia Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C., 20549-5546

RE:	Ingersoll-Rand Company Limited
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 1-16831

Dear Ms. Blye:

This is in response to the July 24, 2008 letter from the staff of Securities and Exchange Commission (the “Commission”) to Patricia Nachtigal, Senior Vice President and General Counsel of Ingersoll-Rand Company Limited (the “Company”), relating to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2007.

For your convenience, we have set forth the staff’s comment below followed by our response.

“We note on your website that you have a distributor in Sudan. It also appears from several pull-down menus on your website that nationals of Cuba, Iran, Sudan, and Syria can contact you regarding pricing information and sales and service locations. Cuba, Iran, Sudan, and Syria are identified by the U.S. State Department as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding any contacts with these countries. If applicable, please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, or Syria, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, components, equipment, technology, or services you have provided into the referred countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of the referred countries or entities controlled by those governments.”

Ms. Cecilia Blye
September 5, 2008

Although broadly proscribed, U.S. laws and regulations permit certain transactions with Cuba, Iran, Syria and Sudan subject to varying restrictions and requirements depending on the country. The Company has in place appropriate policies and procedures to ensure that any such permissible transactions are conducted in full compliance with applicable law. For purposes of the detail you have requested regarding any such transactions, as no specific period was identified, we have reviewed global sales for the calendar years 2005, 2006 and 2007. Our response is based primarily on information supplied by non-U.S. subsidiaries in reply to inquiries we initiated for this purpose.

The Company is divided into three main business segments:

Climate Control Technologies in engaged in the design, manufacture, sale and service of transport temperature control units, refrigerated display merchandisers, beverage coolers, auxiliary power units and walk-in storage coolers and freezers.

Industrial Technologies is engaged in the design, manufacture, sale and service of compressed air systems, tools, fluid and material handling, golf and utility vehicles and energy generation systems.

Security Technologies is engaged in the design, manufacture, sale and service of mechanical and electronic security products, biometric access control systems, and security and scheduling software.

The Company has no subsidiaries in Cuba, Iran, Syria or Sudan. Also, there were no sales to Cuba for any of the years covered.

Certain of the Company’s non-U.S. subsidiaries had limited sales into Iran, Sudan and Syria. On a country-by-country basis, approximate sales to Iran were $5.49 million in 2005, $9.79 million in 2006, and $4.96 million in 2007; approximate sales to Sudan were $127,000 in 2005, $22,000 in 2006, and $39,000 in 2007; and approximate sales to Syria were $1.37 million in 2005, $1.39 million in 2006, and $1.05 million in 2007.

To the best of our knowledge, such sales did not involve any agreements, commercial arrangements or other contacts with the governments of the referenced countries or entities controlled by those governments.

Please note that approximate sales amounts referenced above do not include sales for any of our divested businesses. On November 30, 2007, the Company completed the sale of our Bobcat, Utility Equipment and Attachments business units to Doosan Infracore. On April 30, 2007, the

Ms. Cecilia Blye
September 5, 2008

Company completed the sale of our Road Development business unit to AB Volvo. These divested operations had limited sales through certain non-U.S. subsidiaries into Iran, Sudan and Syria. On a country-by-country basis, approximate sales of these divested businesses to Iran were $15.18 million in 2005, $3.78 million in 2006, and $5.75 million in 2007; approximate sales to Sudan were $319 in 2005, $0 in 2006, and $155,000 in 2007; and approximate sales to Syria were $37,000 in 2005, $260,000 in 2006, and $239,000 in 2007. For these divested businesses, the Company had no subsidiaries in Cuba, Iran, Syria or Sudan. Also, there were no sales to Cuba for any of the years covered.

The Company had total revenue of $10.54 billion in 2005, $11.41 billion in 2006 and $8.76 billion in 2007 (which does not include revenue of $3.23 billion in 2007 from the divested operations described above). On a percentage basis, the combined sales of continued and divested businesses as compared to the Company’s total revenue were as follows: to Iran, 0.20% in 2005, 0.12% in 2006, and 0.12% in 2007; to Sudan, 0.001% in 2005, 0.0002% in 2006, and 0.002% in 2007; to Syria, 0.01% in 2005, 0.01% in 2006, and 0.01% in 2007.

The Company completed the acquisition of Trane Inc. (formerly American Standard Companies Inc.) on June 5, 2008. Certain non-U.S. subsidiaries of Trane have limited sales into Iran, Syria and Sudan, and to the best of our knowledge these are expected to continue, subject to compliance with applicable law.

Finally, you ask about a distributor in Sudan identified on the Company’s website. In August 2000, one of the Company’s non-U.S. subsidiaries had entered into a distribution agreement with a distributor in Sudan for the sale of utility equipment (such as portable air compressors). There were no sales to this distributor in 2005, 2006 or 2007. This distribution agreement was part of the sale to Doosan Infracore in connection with the sale of the Company’s Utility Equipment, Bobcat and Attachments business units on November 30, 2007. As a result of this divestiture, the website reference to this distributor in the Sudan is no longer valid, and we have removed the reference to this distributor from the website. In addition, we are in the process of removing all references to Cuba, Iran, Sudan and Syria in the drop-down menus on the Company’s websites.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Cecilia Blye
September 5, 2008

We appreciate the opportunity to respond to your comments. If you have any questions with respect to this letter or if you require additional information, please do not hesitate to contact Nicholas F. Coward of Baker & McKenzie LLP, who assisted in preparing this response, at 202-452-7021 or the undersigned at 201-573-3218.

Sincerely,

/s/ John D. Soriano

John D. Soriano
Vice President - Compliance
and Deputy General Counsel

cc: Nicholas F. Coward, Esq., Baker & McKenzie LLP